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                                                               August 22, 2001



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-5
Washington, D.C. 20549

Attention:  Heather Maples, Attorney Adviser



Re:      Registration Statement on Form S-3
         File No. 333-57305
         ----------------------------------



Dear Ms. Maples:

         In response to your letter of July 23rd, this is to inform the Commission that our client, Ford Credit Auto Receivables LLC (now known as Ford Credit Floorplan LLC), hereby withdraws the above-referenced Registration Statement on Form S-3 and confirms that no securities were sold thereunder. As a result of changes in the commercial and market environment, the particular program to which the Registration Statement related has been superseded. Accordingly, the Registration Statement is no longer necessary.

         If you have any questions, please feel free to call me at (212)
839-5499.

                                                             Very truly yours,



                                                               Stephen B. Esko

cc:      Susan J. Thomas
         Ford Motor Credit Company
         One American Road
         Dearborn, Michigan 48126